SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

ARAMARK CORPORATION

(Name of Issuer)

Common Stock, Class A, $.01 Par Value Per Share

Common Stock, Class B, $.01 Par Value Per Share

(Title of Class of Securities)

Common Stock, Class A: none

Common Stock, Class B: 038521100

(CUSIP Number)

Bart J. Colli, General Counsel

ARAMARK Corporation, 1101 Market Street, Philadelphia, PA 19107

(215) 238-6846

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject Class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Joseph Neubauer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF1
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

                24,096,609 shares, Class A Common Stock[2]

                24,096,609 shares, Class B Common Stock[3]

  8.    SHARED VOTING POWER

                None

  9.    SOLE DISPOSITIVE POWER

                24,096,609 shares, Class A Common Stock[2]

                24,096,609 shares, Class B Common Stock[3]

10.    SHARED DISPOSITIVE POWER

                None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,096,609 shares, Class A Common Stock[2] 24,096,609 shares, Class B Common Stock[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% Class A Common Stock[4] 17.3% Class B Common Stock[4]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Some of the shares of Class A Common Stock are pledged to secure the lines of credit disclosed in Item 6.
[2]	Includes 120,676 shares, which represent the Reporting Person’s proportionate interest in the Class A Common Stock portion of a composite fund of the ARAMARK Retirement Savings Plan for Salaried Employees, and 3,164,469 shares held by the Neubauer Family Foundation.
[3]	Includes 24,096,609 shares issuable upon conversion of an equal number of shares of Class A Common Stock (including 120,676 shares, which represent the Reporting Person’s proportionate interest in the Class A Common Stock portion of a composite fund of the ARAMARK Retirement Savings Plan for Salaried Employees, and 3,164,469 shares held by the Neubauer Family Foundation). Upon conversion of any shares of Class A Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.
[4]	Based on 69,805,356 shares of Class A Common Stock and 114,938,221 shares of Class B Common Stock outstanding as of January 28, 2005, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended December 31, 2004.

SCHEDULE 13D

This Amendment No. 15 amends the Schedule 13D, as amended, filed by Joseph Neubauer (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”).

Item 1. Security and Issuer.

This Amendment No. 15 relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and the Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of ARAMARK Corporation (the “Issuer”). The principal executive offices of the Issuer are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

Each share of Class A Common Stock is convertible into one share of Class B Common Stock. Therefore, the Reporting Person is deemed to beneficially own the shares of Class B Common Stock into which his Class A Common Stock (including shares of Class A Common Stock issuable currently, or within 60 days, upon the exercise of outstanding stock options) are convertible. To the extent any shares of Class A Common Stock beneficially owned by the Reporting Person are converted into Class B Common Stock, the Reporting Person’s beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

Item 2. Identity and Background.

(a)	The name of the person filing this Amendment No. 15 is Joseph Neubauer.

(b)	The Reporting Person’s business address is c/o ARAMARK Corporation, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(c)	The Reporting Person is Chairman of the Board of Directors and Chief Executive Officer of the Issuer, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds and Other Consideration.

Not applicable.

Item 4. Purpose of Transaction

On February 28, 2005, the Reporting Person, together with L. Frederick Sutherland, Executive Vice President and Chief Financial Officer of the Issuer, and Frank Read, as Trustee of The Joseph Neubauer 2000 Grantor Retained Annuity Trust - 1 and The Joseph Neubauer 2000 Grantor Retained Annuity Trust – 2, sold 1,550,000 shares (the “Shares”) of Class B Common Stock in a transaction pursuant to Rule 144 under the Securities Act of 1933. The Reporting Person’s Class A Common Stock automatically converted into Class B Common Stock upon the sale. Although the Reporting Person may be deemed to be a member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the sale of the Shares, the Reporting Person disclaims the existence of any such “group.” L. Frederick Sutherland and Frank Read, Trustee of The Joseph Neubauer 2000 Grantor Retained Annuity Trust - 1 and The Joseph Neubauer 2000 Grantor Retained Annuity Trust – 2, filed a separate Statement on Schedule 13D. As set forth in that Schedule 13D, if a “group” were considered to have been formed at the time of the sale, any such “group” dissolved immediately after the sale.

Except as noted above, the Reporting Person has no current plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

The aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person as of the date hereof is 24,096,609. Of these shares, 120,676 shares represent the Reporting Person’s proportionate interest in the Class A Common Stock portion of a composite fund of the ARAMARK Retirement Savings Plan for Salaried Employees (with respect to which the Reporting Person has sole voting and dispositive power) and 3,164,469 shares are held by the Neubauer Family Foundation (the “Foundation”), of which the Reporting Person is a co-trustee and effectively has sole voting and dispositive power. All the shares of Class A Common Stock beneficially owned by the Reporting Person are convertible into an equal number of shares of Class B Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as of the date hereof is 24,096,609. Of these shares of Class B Common Stock, 24,096,609 shares are issuable upon conversion of an equal number of shares of Class A Common Stock (including 120,676 shares, which represent the Reporting Person’s proportionate interest in the Class A Common Stock portion of a composite fund of the ARAMARK Retirement Savings Plan for Salaried Employees, and the 3,164,469 shares of Class A Common Stock held by the Foundation). The percentage of outstanding Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person (determined in accordance with Rule 13d-3 under the Securities

Exchange Act of 1934, as amended, based on the number of shares of Class A Common Stock and Class B Common Stock outstanding at January 28, 2005, as reported on the Issuer’s Form 10-Q for the fiscal quarter ended December 31, 2004) is approximately 34.5% and 17.3%, respectively. To the extent any shares of Class A Common Stock beneficially owned by the Reporting Person are converted into Class B Common Stock, the Reporting Person’s beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

(b)	The Reporting Person effectively has sole power to vote and sole power to dispose or direct the disposition of the 24,096,609 shares of Class A Common Stock and the 24,096,609 shares of Class B Common Stock referenced in the preceding paragraph.

(c)	During the past 60 days, the Reporting Person has effected the following transaction in the Issuer’s Class A Common Stock and Class B Common Stock.

On February 28, 2005, the Reporting Person sold 1,000,000 shares of Class B Common Stock at a price of $27.57 per share in a Rule 144 transaction directly with a market maker.

In addition, on February 28, 2005, the Reporting Person received a distribution of 22,000 shares of Class A Common Stock from two grantor retained annuity trusts.

Finally, on February 28, 2005, the Reporting Person gifted 17,600 shares of Class A Common Stock.

(d)	The Bank referred to in Item 6 below as “Bank 1” has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Pledged Shares (as defined in Item 6 below) that have been pledged to such Bank. Such Pledged Shares represent less than 5% of the Class A Common Stock and less than 5% of the Class B Common Stock. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,164,469 shares of Class A Common Stock and the 3,164,469 shares of Class B Common Stock beneficially owned by the Foundation.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has pledged 920,538 shares of the Class A Common Stock described in Item 5 above (the “Pledged Shares”) to a bank (“Bank 1”) to secure borrowings by the Reporting Person from time to time outstanding under a line of credit made available by such Bank. In connection with a line of credit provided by another bank (“Bank 2”), the reporting person agreed, with respect to 999,999 shares of Class A Common Stock maintained in an account with such Bank, not to create or permit to exist any lien or other encumbrance on such shares. The relevant agreements with Bank 1 and Bank 2 were previously filed as exhibits to Amendment No. 9 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2005

/s/ JOSEPH NEUBAUER
Joseph Neubauer